CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2026 AND 2025

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	March 31, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$91,207	$105,442
Trade receivables		48,064	41,061
Inventories	4	107,741	107,111
Other current assets	5	43,287	22,598
		290,299	276,212
Non-Current
Mineral properties, plant and equipment	6	1,682,324	1,574,054
Exploration and evaluation assets	7	41,368	33,869
Deferred income tax assets		2,725	3,047
Deposits and other non-current assets	8	38,354	36,696
		1,764,771	1,647,666
Total Assets		$2,055,070	$1,923,878

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$147,694	$154,124
Current portion of loans and borrowings	10	39,202	55,711
Current portion of deferred revenue	11	10,917	12,800
Income taxes payable		2,861	14,675
Current portion of derivatives	19	8,345	7,125
Current portion of lease liabilities		15,045	16,283
		224,064	260,718
Non-Current
Loans and borrowings	10	542,691	551,403
Deferred revenue	11	91,446	92,950
Provision for rehabilitation and closure costs		23,958	21,978
Deferred income tax liabilities		22,183	10,729
Lease liabilities		6,499	8,950
Other non-current liabilities	12	42,847	39,288
		729,624	725,298
Total Liabilities		953,688	986,016

SHAREHOLDERS’ EQUITY
Share capital	13	300,160	298,490
Equity reserves		(55,694)	(107,735)
Retained earnings		853,549	744,778
Equity attributable to owners of the Company		1,098,015	935,533
Non-controlling interests		3,367	2,329
		1,101,382	937,862
Total Liabilities and Equity		$2,055,070	$1,923,878

Commitments (Notes 7 and 11)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2026	2025

Revenue	14	$263,170	$125,088
Cost of sales	15	(157,256)	(69,566)
Gross profit		105,914	55,522

Expenses
General and administrative	16	(11,058)	(11,371)
Share-based compensation	13 (e)	(2,640)	(1,173)
Operating Income		92,216	42,978
Finance income		1,121	838
Finance expense	17	(11,064)	(4,723)
Foreign exchange gain	18	53,655	58,400
Other expenses		(8,732)	(2,125)
Income before income taxes		127,196	95,368

Current income tax expense		(7,197)	(3,718)
Deferred income tax expense		(10,688)	(11,023)
Income tax expense		(17,885)	(14,741)
Net income for the period		$109,311	$80,627

Other comprehensive gain
Foreign currency translation gain		51,881	45,775
Comprehensive income		$161,192	$126,402

Net income attributable to:
Owners of the Company		108,771	80,227
Non-controlling interests		540	400
		$109,311	$80,627

Comprehensive income attributable to:
Owners of the Company		160,154	125,555
Non-controlling interests		1,038	847
		$161,192	$126,402

Net income per share attributable to owners of the Company
Basic	13 (f)	$1.04	$0.77
Diluted	13 (f)	$1.04	$0.77

Weighted average number of common shares outstanding
Basic	13 (f)	104,262,136	103,564,654
Diluted	13 (f)	105,023,869	103,904,737

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended March 31,
	Notes	2026	2025
Cash Flows from Operating Activities
Net income for the period		$109,311	$80,627
Adjustments for:
Amortization and depreciation		38,319	18,620
Income tax expense		17,885	14,741
Amortization of deferred revenue	11	(5,329)	(2,246)
Share-based compensation	13 (e)	2,640	1,173
Finance income		(1,121)	(838)
Finance expenses	17	11,064	4,723
Foreign exchange gain		(48,353)	(57,464)
Other		9,193	2,192
Changes in non-cash working capital items	20	(24,131)	(42,766)
		109,478	18,762
Advances from customers	11	—	50,000
Derivative contract settlements		(2,411)	(2,216)
Provision settlements		(643)	(742)
Income taxes paid		(13,667)	(364)
		92,757	65,440

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(55,777)	(56,430)
Additions to exploration and evaluation assets		(5,036)	(3,109)
Interest received		695	517
		(60,118)	(59,022)

Cash Flows used in Financing Activities
Lease liability payments		(5,178)	(4,003)
New loans and borrowings, net of transaction costs	10	2,730	55,266
Loans and borrowings repaid	10	(21,431)	(9,502)
Interest paid on loans and borrowings	10	(16,841)	(16,927)
Other finance expenses paid		(2,965)	(2,050)
Proceeds from exercise of stock options		1,138	207
		(42,547)	22,991

Effect of exchange rate changes on cash and cash equivalents		(4,327)	762
Net (decrease) increase in cash and cash equivalents		(14,235)	30,171
Cash and cash equivalents - beginning of period		105,442	50,402
Cash and cash equivalents - end of period		$91,207	$80,573
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074
Income for the period		—	—	—	—	80,227	80,227	400	80,627
Other comprehensive income for the period		—	—	—	45,328	—	45,328	447	45,775
Total comprehensive income for the period		—	—	—	45,328	80,227	125,555	847	126,402
Shares issued for:
Exercise of options		16,296	316	(109)	—	—	207	—	207
Settlement of restricted share units		559	10	(22)	—	—	(12)	—	(12)
Share-based compensation	13 (e)	—	—	1,009	—	—	1,009	—	1,009
Balance, March 31, 2025		103,572,066	$286,874	$9,059	$(143,325)	$561,282	$713,890	$4,790	$718,680

Balance, December 31, 2025		104,192,288	$298,490	$7,335	$(115,070)	$744,778	$935,533	$2,329	$937,862
Income for the period		—	—	—	—	108,771	108,771	540	109,311
Other comprehensive income for the period		—	—	—	51,383	—	51,383	498	51,881
Total comprehensive income for the period		—	—	—	51,383	108,771	160,154	1,038	161,192
Shares issued for:
Exercise of options		84,178	1,648	(510)	—	—	1,138	—	1,138
Settlement of restricted share units		1,502	22	(33)	—	—	(11)	—	(11)
Share-based compensation	13 (e)	—	—	1,201	—	—	1,201	—	1,201
Balance, March 31, 2026		104,277,968	$300,160	$7,993	$(63,687)	$853,549	$1,098,015	$3,367	$1,101,382

The accompanying notes are an integral part of these condensed consolidated interim financial statements                              Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participações Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 4, 2026.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2025.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2026, the Company adopted the amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instrument ("IFRS 9"), which was published in May 2024 by IASB. The amendments clarify that a financial assets is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The adoption of the amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

The Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2026	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$118,526	$102,178	$42,466	$—	$263,170

Cost of production	(62,352)	(29,738)	(13,877)	—	(105,967)
Depreciation and depletion	(20,981)	(11,985)	(5,001)	—	(37,967)
Sales expense	(3,338)	(7,811)	(2,173)	—	(13,322)
Cost of sales	(86,671)	(49,534)	(21,051)	—	(157,256)

Gross profit	31,855	52,644	21,415	—	105,914

Expenses
General and administrative	(4,519)	(2,136)	(1,543)	(2,860)	(11,058)
Share-based compensation	—	—	—	(2,640)	(2,640)
Operating income (loss)	$27,336	$50,508	$19,872	$(5,500)	$92,216

Capital expenditures(1)	38,250	5,820	13,837	6,386	64,293

Assets
Current	$109,499	$122,655	$38,042	$20,103	290,299
Non-current	1,090,486	496,799	134,379	43,107	1,764,771
Total Assets	$1,199,985	$619,454	$172,421	$63,210	$2,055,070
Total Liabilities	$151,149	$40,566	$157,252	$604,721	$953,688

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the three months ended March 31, 2026, the Company had seven significant customers (March 31, 2025 - five), including four copper customers (March 31, 2025 - three) and three gold customers (March 31, 2025 - two).

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$63,270	$46,232	$15,586	$—	$125,088

Cost of production	(35,719)	(5,522)	(6,225)	—	(47,466)
Depreciation and depletion	(14,646)	(45)	(3,555)	—	(18,246)
Sales expense	(1,376)	(2,203)	(275)	—	(3,854)
Cost of sales	(51,741)	(7,770)	(10,055)	—	(69,566)

Gross profit	11,529	38,462	5,531	—	55,522

Expenses
General and administrative	(4,622)	(1,423)	(1,687)	(3,639)	(11,371)
Share-based compensation	—	—	—	(1,173)	(1,173)
Operating income (loss)	$6,907	$37,039	$3,844	$(4,812)	$42,978

Capital expenditures(1)	34,404	15,452	4,818	2,927	57,601

Assets
Current	$69,500	$90,080	$66,547	$6,165	232,292
Non-current	893,825	450,363	93,496	15,720	1,453,404
Total Assets	$963,325	$540,443	$160,043	$21,885	$1,685,696
Total Liabilities	$171,637	$64,136	$134,277	$596,966	967,016

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	March 31, 2026	December 31, 2025
Supplies and consumables	$59,803	$54,504
Stockpiles	33,030	33,925
Work in progress	4,234	5,197
Finished goods	10,674	13,485
	$107,741	$107,111

5.    Other Current Assets

	March 31, 2026	December 31, 2025
Advances to suppliers	$4,648	$3,643
Prepaid expenses and other	8,794	5,845
Derivatives (Note 19)	23,586	4,701
Note receivable (Note 19)	570	405
Value added taxes recoverable	5,689	8,004
	$43,287	$22,598

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2025	94,382	496,976	1,012,282	338,705	34,956	2,773	19,071	76,505	2,075,650
Additions	495	4,346	28,082	20,182	78	5,652	—	1,599	60,434
Capitalized borrowing costs	—	—	—	4,913	—	—	—	—	4,913
Disposals	—	(1,205)	—	—	(5)	(3)	—	(2,129)	(3,342)	[1]
Transfers	7,618	3,211	32,361	(42,108)	47	(1,129)	—	—	—
Foreign exchange	5,202	27,125	54,882	14,376	1,813	185	1,039	4,086	108,708
Balance, March 31, 2026	$107,697	$530,453	$1,127,607	$336,068	$36,889	$7,478	$20,110	$80,061	$2,246,363

Accumulated depreciation:
Balance, December 31, 2025	(13,112)	(121,910)	(293,864)	—	(12,579)	—	(7,461)	(52,670)	(501,596)
Depreciation expense	(1,968)	(13,184)	(15,436)	—	(703)	—	(297)	(4,740)	(36,328)
Disposals	—	607	—	—	1	—	—	751	1,359
Foreign exchange	(729)	(6,735)	(16,127)	—	(624)	—	(409)	(2,850)	(27,474)
Balance, March 31, 2026	$(15,809)	$(141,222)	$(325,427)	$—	$(13,905)	$—	$(8,167)	$(59,509)	$(564,039)

Net book value, December 31, 2025	$81,270	$375,066	$718,418	$338,705	$22,377	$2,773	$11,610	$23,835	$1,574,054
Net book value, March 31, 2026	$91,888	$389,231	$802,180	$336,068	$22,984	$7,478	$11,943	$20,552	$1,682,324

(1) Mineral properties as at March 31, 2026 include $71.5 million (December 31, 2025 - $64.7 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.

1

     Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at March 31, 2026, the Company had $41.4 million (December 31, 2025 - $33.9 million) in exploration and evaluation assets, which include several property option agreements.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas Copper-Gold Project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling (completed) and produce a scoping study within 18 months of signing the Agreement (completed)
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling (completed) and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at March 31, 2026, exploration and evaluation assets include $30.5 million (December 31, 2025 - $24.1 million) in expenditures associated with the Furnas Project.

8.     Deposits and Other Non-current Assets

	March 31, 2026	December 31, 2025
Value added taxes recoverable	$22,011	$21,015
Note receivable (Note 19)	13,994	12,998
Deposits and others	2,349	2,683
	$38,354	$36,696

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.    Accounts Payable and Accrued Liabilities

	March 31, 2026	December 31, 2025
Trade suppliers	$92,900	$92,283
Payroll and labour related liabilities	18,105	25,688
Value added tax, royalty and other tax payable	12,267	10,692
Cash-settled equity awards (Note 13(b) and (c))	20,119	20,615
Provision for rehabilitation and closure costs	3,330	3,768
Other accrued liabilities	973	1,078
	$147,694	$154,124
.

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	March 31, 2026	December 31, 2025
Senior Notes	USD	Unsecured	46	6.50%	$400,000	$398,839	$405,092
Senior credit facility	USD	Secured	33	SOFR + 2.00% to 4.25%	145,000	144,784	154,706
Copper Prepayment Facility	USD	Secured	9	8.66%	27,381	29,619	39,087
Equipment finance loans	USD	Secured	10 - 39	6.90% - 8.35%	5,481	5,542	7,319
Equipment finance loans	EUR	Secured	3 - 38	5.25% - 7.70%	2,568	2,568	168
Equipment finance loans	BRL	Unsecured	2	16.63%	29	36	84
Bank loan	BRL	Unsecured	8	CDI + 0.50%	501	505	658
Total					$580,960	$581,893	$607,114

Current portion						$39,202	$55,711
Non-current portion						$542,691	$551,403

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Three months ended March 31, 2026					Year ended December 31, 2025
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$405,092	$154,706	$39,087	$8,229	$607,114	$602,189
Proceeds from loans and borrowings		—	—	2,730	2,730	57,404
Principal payments	—	(10,000)	(9,127)	(2,304)	(21,431)	(54,740)
Interest payments	(13,000)	(2,537)	(1,106)	(198)	(16,841)	(42,736)
Interest costs, including interest capitalized	6,747	2,615	765	161	10,288	44,487
Foreign exchange	—	—	—	33	33	510
Balance, end of period	$398,839	$144,784	$29,619	$8,651	$581,893	$607,114

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA and Ero Brasil Participações have provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Revolving Credit Facility

The Company has a senior revolving credit facility (the "Senior Revolving Credit Facility") which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25%, and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

As at March 31, 2026, the Senior Revolving Credit Facility bears a weighted average interest rate of 6.77% on its drawn balance and a commitment fee of 0.68% on its undrawn balance.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The Senior Revolving Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Amended Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at March 31, 2026, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

11. Deferred Revenue

The Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $150.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 160,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the Original Xavantina Stream.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The movements in Xavantina Gold Stream deferred revenue during the three months ended March 31, 2026 and the year ended December 31, 2025 are comprised of the following:

	March 31, 2026	December 31, 2025
Gold ounces delivered in the period(1)	3,937	9,692

Balance, beginning of period	$105,750	$62,989
Advances	—	50,000
Accretion expense	1,942	6,764
Amortization of deferred revenue	(5,329)	(14,003)
Balance, end of period	$102,363	$105,750

Current portion	$10,917	$12,800
Non-current portion	91,446	92,950

(1)        During the three months ended March 31, 2026, the Company delivered 3,937 payable ounces of gold (year ended December 31, 2025 - 9,692 ounces) to Royal Gold for average consideration of $1,873 per ounce (December 31, 2025 - $1,213 per ounce). At March 31, 2026, a cumulative 58,806 ounces (December 31, 2025 - 54,869 ounces) of gold have been delivered under the Xavantina Gold Stream.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	March 31, 2026	December 31, 2025
Cash-settled equity awards (Note 13(b))	$6,668	$5,470
Withholding, value added tax, and other taxes payable	24,044	22,286
Provision	2,064	1,856
Dividends payable to non-controlling interest	5,800	5,503
Other liabilities	4,271	4,173
	$42,847	$39,288

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

13.     Share Capital

As at March 31, 2026, the Company’s authorized share capital consists of an unlimited number of common shares without par value.

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Three Months Ended March 31,
	2026		2025
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,340,563	$22.41	1,734,607	$19.07
Exercised	(84,178)	18.61	(16,296)	18.12
Forfeited	(2,776)	19.53	(59,256)	20.38
Outstanding stock options, end of period	1,253,609	$22.67	1,659,055	$19.03

The weighted average share price on the date of exercise for options exercised during the three months ended March 31, 2026 was CAD$43.16 (three months ended March 31, 2025 - CAD$19.64).

As at March 31, 2026, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	579,507	436,313	2.20
$20.01 to $30.00 CAD	396,358	123,109	3.67
$30.01 to $34.58 CAD	277,744	19,464	4.70
$22.67 CAD ($16.26 USD)	1,253,609	578,886	3.22

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to employees and consultants, including directors and officers ("Eligible Persons") of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of PSUs issued and outstanding is as follows:

	Three Months Ended March 31,
	2026	2025
Outstanding balance, beginning of period	879,703	1,014,505
Forfeited	(4,535)	(38,218)
Outstanding balance, end of period	875,168	976,287

These PSUs will vest three years from the date of grant and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at March 31, 2026, the fair value of the PSU liability was $17.2 million (December 31, 2025 - $16.0 million) of which $10.6 million (December 31, 2025 - $10.5 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Three months ended March 31,
	2026	2025
Outstanding balance, beginning of period	356,799	325,111
Issued	2,778	6,101
Outstanding balance, end of period	359,577	331,212

At March 31, 2026, DSU liabilities had a fair value of $9.6 million (December 31, 2025 - $10.1 million) which has been recognized in accounts payable and accrued liabilities.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

The continuity of RSUs issued and outstanding is as follows:

	Three months ended March 31,
	2026	2025
Outstanding balance, beginning of period	270,886	328,180
Settled	(2,147)	(1,204)
Forfeited	(1,041)	(12,259)
Outstanding balance, end of period	267,698	314,717

(e) Share-based compensation

	Three months ended March 31,
	2026	2025
Stock options	$589	$491
Performance share unit plan	1,809	532
Deferred share unit plan	(377)	(368)
Restricted share unit plan	619	518
Share-based compensation(1)	$2,640	$1,173

(1)    For the three months ended March 31, 2026, the Company recorded $1.2 million (three months ended March 31, 2025 - $1.0 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net Income per Share

	Three months ended March 31,
	2026	2025
Weighted average number of common shares outstanding	104,262,136	103,564,654
Dilutive effects of:
Stock options	494,035	25,366
Share units	267,698	314,717
Weighted average number of diluted common shares outstanding(1)	105,023,869	103,904,737

Net income attributable to owners of the Company	$108,771	$80,227
Basic net income per share	$1.04	$0.77
Diluted net income per share	$1.04	$0.77

(1)      Weighted average number of diluted common shares outstanding for the three months ended March 31, 2026 excluded 258,280 (three months ended March 31, 2025 - 949,663) stock options.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

14. Revenue

	Three months ended March 31,
	2026	2025
Copper
Concentrate sales	$221,364	$108,639
Adjustments on provisional sales(1)	(660)	863
	220,704	109,502
Gold
Dore Sales	22,374	13,340
Concentrate sales	14,738	—
Adjustments on provisional sales(1)	25	—
Amortization of deferred revenue(2)	5,329	2,246
	$42,466	$15,586
	$263,170	$125,088

(1)    Adjustments on provisional sales include pricing adjustments on the Company's concentrate sales, which are provisionally priced to the Company's international customers and are settled with a final sales price between zero to four months (March 31, 2025 - zero to six month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three months ended March 31, 2026, the Company delivered 3,937 ounces of gold (three months ended March 31, 2025 - 1,367 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $1,873 per ounce (three months ended March 31, 2025 - $570 per ounces) and recognized $5.3 million in amortization of deferred revenue (three months ended March 31, 2025 - $2.2 million).

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended March 31,
	2026	2025
Materials	$19,955	$11,690
Salaries and benefits	27,476	18,903
Contracted services	28,806	8,216
Maintenance costs	17,044	9,523
Utilities	6,158	4,146
Other costs	1,036	404
Change in inventory (excluding depreciation and depletion)	5,492	(5,416)
Cost of production	105,967	47,466
Sales expense	13,322	3,854
Depreciation and depletion	35,752	20,374
Change in inventory (depreciation and depletion)	2,215	(2,128)
	$157,256	$69,566

16.     General and Administrative Expenses

	Three months ended March 31,
	2026	2025
Accounting and legal	$494	$378
Amortization and depreciation	352	374
Office and administration	2,240	2,272
Salaries and consulting fees	5,975	6,537
Incentive payments	1,341	1,098
Other	656	712
	$11,058	$11,371

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended March 31,
	2026	2025
Interest on loans and borrowings(2)	$5,375	$—
Accretion of deferred revenue	$1,942	$579
Accretion of provision for rehabilitation and closure costs	782	841
Interest on lease liabilities	672	563
Other finance expenses(1)	2,293	2,740
	$11,064	$4,723

(1)    Other finance expenses during the three months ended March 31, 2026 included nil (three months ended 2025 - $1.3 million) credit loss on certain notes receivable (see Note 19).
(2)    During the three months ended March 31, 2026, the Company capitalized $4.9 million (three months ended 2025 - $11.0 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended March 31,
	2026	2025
Foreign exchange gain (loss) on USD denominated debt in Brazil	$34,648	$45,103
Realized foreign exchange gain (loss) on derivative contracts (note 19)	7,260	(2,216)
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	16,530	16,806
Foreign exchange (loss) gain on other financial assets and liabilities	(4,783)	(1,293)
	$53,655	$58,400

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at March 31, 2026, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At March 31, 2026, the carrying value of loans and borrowings, including accrued interest, was $581.9 million while the fair value is approximately $578.3 million. At March 31,

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
2026, the carrying value of notes receivable, including accrued interest, was $14.6 million which approximates its fair value.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of March 31, 2026 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$403.5 million	USD/BRL	5.54	6.34	April 2026 - December 2026
Gold collar (iii)	15,000 ounces	$ / oz	3,800	4,350	April 2026 - June 2026

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2026 relates to $37.7 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2026 on $595.9 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2026 by 10% and 20%, would have decreased (increased) pre-tax net loss by $63.1 million and $126.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At March 31, 2026, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $23.6 million (December 31, 2025 - net asset of $4.4 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was an unrealized gain of $16.5 million for the three months ended March 31, 2026 (an unrealized gain of $16.8 million for the three months ended March 31, 2025) and has been recognized in foreign exchange (loss) gain. In addition, during the three months ended March 31, 2026, the Company recognized a realized gain of $7.3 million (realized loss of $2.2 million for the three months ended March 31, 2025) related to the settlement of foreign currency forward collar contracts.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(ii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2026, the Company had gold collar contracts on 5,000 ounces of gold per month from April 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of March 31, 2026, the fair value of these contracts was a net liability of $8.3 million (December 31, 2025 - liability of $6.8 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three months ended March 31, 2026, the Company recognized an unrealized loss of $0.8 million (unrealized loss of $2.1 million for the three months ended March 31, 2025) and a $7.9 million realized loss (nil for the three months ended March 31, 2025) in relation to its commodity derivatives in other income or loss.

At March 31, 2026, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at March 31, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $8.6 million.

20. Supplemental Cash Flow Information

	Three months ended March 31,
Net change in non-cash working capital items:	2026	2025
Accounts receivable	$(6,684)	$(45,062)
Inventories	2,888	(8,008)
Other assets	(4,211)	(1,674)
Accounts payable and accrued liabilities	(16,124)	11,978
	$(24,131)	$(42,766)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$1,599	$7,175
Non-cash increase (decrease) in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets	3,480	(1,938)

Non-cash operating activities:
Settlement of income taxes payable via VAT recoverable	$(4,076)	$(2,048)

    Notes to Financial Statements | Page 24